TERNIUM S.A. Société anonyme holding

Registered office:
46A, avenue John F. Kennedy
L-1855 Luxembourg

R.C.S. Luxembourg B 98 668
October 1, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Ternium S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-32734
Dear Mr. O’ Brien:
Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 7, 2010, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s Consolidated Financial Statements incorporated to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.	In future filings, please disclose the number of authorized shares in accordance with paragraph 79(a) (i) of IAS 1. Please also provide a description of the nature and purpose of each reserve within equity in accordance with paragraph 79(b) of IAS 1.
R:	The Company notes that it currently discloses its number of authorized shares on page 92 of the Form 20-F. In future filings, however, the Company will also disclose this information in its financial statements, either in the statement of financial position, the statement of changes in equity, or in the footnotes. In addition, in future filings the Company will provide a description of the nature and purpose of each reserve within equity in accordance with paragraph 79(b) of IAS 1.
2.	In future filings, please provide investors with a more comprehensive understanding as to your accounting policy for business combinations with consideration as to whether any material acquisitions have occurred during any of the periods presented. Specifically, please ensure you address the following:
•	The determination of the acquisition date.
•	The process for recognizing and measuring assets, liabilities, and non-controlling interest.

•	The process for recognizing goodwill or a gain from a bargain purchase.
•	The measurement period for the recognition of assets and liabilities.
•	The treatment of any subsequent measurement and accounting for reacquired rights, contingent liabilities, indemnification assets, and contingent consideration.
Please refer to IFRS 3 for guidance.
R:	In response to the Staff’s comment, the Company will include the disclosures required pursuant to IFRS 3 in future filings if and to the extent it consummates a material acquisition during any of the periods presented.
3.	In future filings, please disclose your accounting policy for reporting monetary and non-monetary assets and liabilities in periods subsequent to the original transaction. Please refer to paragraphs 23-26 of IAS 21. Please also disclose your accounting policy as it relates to gains or losses on non-monetary items. Please refer to paragraphs 30-31 of IAS 21. Please provide us with the disclosures you intend to include in future filings.
R:	In response to the Staff’s comment, the Company proposes to include in future filings the following disclosure relating to its accounting policy for reporting foreign currency transactions:
Transactions in currencies other than the functional currency.
Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.
Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other Financial Income (Expenses), Net” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Ternium had no such assets or liabilities for any of the periods presented.

4.	In future filings, please disclose your accounting policy for assessing your non derivative financial assets that are carried at amortized cost for impairment. Please refer to paragraphs 58-65 of IAS 39.
R:	The Company acknowledges the Staff’ s comment and confirms that in future filings it will disclose the accounting policy for assessing non derivative financial assets that are carried at amortized cost for impairment.
5.	In future filings, please disclose the method and amortization rate(s) you are using to amortize your mining licenses and exploration and evaluation costs. To the extent that the amortization method for these assets differ, please separately disclose these assets to allow an investor to better understand how each of these assets are impacting the consolidated financial statements. Please refer to paragraphs 88-106 and 118(a)-118(b) of IAS 38 for guidance.
R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will expand the description of the method and amortization rates used to amortize mining licenses and exploration and evaluation costs and will separately disclose these assets.
6.	Please revise your disclosure in future filings to clarify, if correct, that the present value of your defined benefit obligations have been evaluated regularly such that the amounts recognized in the financial statements do not differ materially from the amounts that would have been determined at the end of the reporting period. Please refer to paragraph 56 of IAS 19 for guidance.
R:	The Company respectfully confirms to the Staff that it has calculated the present value of its defined benefit pension obligation as of December 31, 2009; accordingly, there is no difference between the amounts recorded and those that would be determined at the end of the reporting period. In future filings, the Company will disclose that the present value of the defined benefit pension obligation is calculated as of the end of each reporting period.
7.	In future filings, please provide the disclosures required by paragraph 134 of IAS 36 for each of your CGUs that have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill. If you have determined that none of your CGUs have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill, please provide the disclosures required by paragraph 135 of IAS 36 to the extent appropriate. Please note that these disclosures should provide investors with your company-specific / CGU-specific assumptions rather than a high-level overview that could be applicable to any company. Please provide us with the disclosures that you would have provided in the 2009 20-F and will be the basis for future disclosures.
R:	In response to the Staff’s comment, the Company confirms that, in future filings, the Company will provide the disclosures required by paragraph 134 of IAS 36 for each of its CGUs that have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill. Currently, the Mexico CGU is the only CGU that has been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill.
The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
“4. Accounting policies

(e) Intangible assets
(3) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to cash-generating units (CGUs) for the purpose of impairment testing. The allocation is made to those CGUs expected to benefit from the business combination which generated the goodwill being tested.
As of December 31, 2009, the carrying amount of goodwill allocated to the Mexico CGU unit was USD 704.0 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 4.6 million. Accordingly, the Mexico CGU has been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill.
[...]
(f) Impairment
Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.
Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate; and selected tax rate.
Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include Mexican GDP growth rates and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.
Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2009, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.8%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
8.	In future filings, please provide investors with a more comprehensive understanding of the charges you recognized to mark your inventories to net realizable value in fiscal years 2009 and 2008. This disclosure should provide investors with the facts specific to Ternium that led to the need to record the valuation allowance, including quantification of the changes in steel prices. Please provide this disclosure by geography to the extent that there are material differences in selling prices between geographic locations. Please refer to paragraphs 125-133 of IAS 1 and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.
R:	The Company acknowledges the Staff s comment and will include the requested disclosure in its future filings. The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
(v) Critical Accounting Estimates
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.
As of December 31, 2009, the Company recorded no allowance for net realizable value and USD 58.2 million as allowance for obsolescence (compared to USD 160.9 million and USD 124.9 million, respectively, as of December 31, 2008).
Charges to mark the inventory to net realizable value in 2008 and 2009 were USD 200.0 million and USD 127.6 million, respectively. Of these amounts, USD 179.6 million in 2008 and USD 82.8 million in 2009 corresponded to inventories for shipment to North America region, while USD 20.4 million in 2008 and 44.8 million in 2009 corresponded to inventories for exports within the South and Central America region.
The additions to the allowance for net realizable value recorded during 2008 and 2009 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%.Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.”

9.	We note that long-lived assets with finite useful lives represent a significant portion of your total assets (i.e., 42.9%) and total equity (i.e., 70.5%). As such, please revise your disclosures to provide investors with a more comprehensive understanding as to how these assets are reviewed each reporting period in future filings either in your footnote disclosures or within MD&A. Specifically, please address each of the following:
•	Discuss all of the material, CGU-specific facts and circumstances considered when you assess whether there is an indicator that an impairment may exist. Refer to paragraphs 12-14 of IAS 36 for guidance.
•	If you tested any CGUs for impairment during any of the periods presented, please disclose the number of CGUs tested along with the corresponding carrying values of the CGUs and provide a detailed discussion as to how you estimated the recoverable amount, specifically stating whether you estimated the fair value less costs to sell or the value in use or both, along with the material estimates and assumptions made. Refer to paragraphs 18-57 and 74-79 of IAS 36 for guidance.
•	To the extent that it is reasonably possible a future impairment charge could be recognized, discuss the facts and circumstances that could lead to additional impairment charges.
Please provide us with the disclosures that you would have provided in the 2009 20-F that addresses the bullet points above and will be the basis for future disclosures.
R:	In response to the Staff’s comment, the Company advises the Staff that none of its CGUs were tested for impairment in 2009, as no impairment indicators were identified. For fiscal year 2008, the Company tested for impairment long-lived assets with finite useful lives corresponding to its Mexico and Argentina CGUs. As a result of these tests, no impairment was required.
The Company supplementally advises the Staff that there is a significant interaction of the main assumptions made in estimating its cash flow projections. Based on the information currently available, however, the Company believes that the recognition of a future impairment charge is not reasonably possible.
The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings, within the footnotes to the financial statements:
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•	whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•	whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;
•	whether the carrying amount of the net assets of the entity is more than its market capitalization;
•	whether evidence is available of obsolescence or physical damage of an asset.
•	whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.
Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.
•	For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
•	For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
None of the Company’s CGUs were tested for impairment in 2009, as no impairment indicators were identified.

10.	In future filings, please disclose the impact the termination of the 1929 holding company regime is expected to have once the current exemption expires in December 31, 2010. Please refer to paragraph 81(d) of IAS 12 for guidance. Please provide us with the disclosure you intend to include in future filings.
R:	In response to the Staff’s comment, the Company respectfully provides to the Staff the disclosure it proposes to include in this respect in any filings on or after January 1st, 2011 (on the assumption that there is no change in the Luxembourg law currently applicable or in the Luxembourg’s authorities current interpretation thereof):
The Company was established as a sociètè anonyme holding under Luxembourg’s 1929 holding company regime and the billionaire provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate and withholding tax over dividends distributed to holders of shares and ADSs. These benefits terminated effective December 31, 2010. On January 1st, 2011, the Company became an ordinary public limited liability company (sociètè anonyme) and, effective as from that date, the Company is currently subject to all applicable Luxembourg taxes, including, among others, corporate income tax on its worldwide income, and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends from high income tax subsidiaries continue to be tax-exempt under Luxembourg’s participation exemption.
At its August 3th, 2010 meeting, the Company’s board of directors approved a multi-step corporate reorganization plan pursuant to which all of the Company’s assets and liabilities were contributed to a wholly-owned Luxembourg subsidiary and holdings in certain subsidiaries were restructured. Following the completion of the reorganization on [date], 2010, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes amounting to US$ [amount] billion. The Company expects that its current overall tax burden will not increase and that any potential future dividend distributions out of such special reserve should be exempt from Luxembourg withholding tax.
11.	In future filings, please explain what the line item, recovery of income tax, in the income expense component table and the effective tax rate reconciliation. Please provide us with the disclosure you intend to include in future filings.
R:	In response to the Staff’s comment, the Company informs the Staff that the line item “recovery of income tax” represents gains recorded in 2008 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in each such year.
The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2009	2008(1)	2007
Current tax	(124,647)	(502,425)	(272,004)
Deferred tax (Note 23)	(24,812)	300,614	(20,109)
Deferred tax — effect of changes in tax rates (Note 23)	(11,216)	—	—
Effect of change in fair value of cash flow hedge	9,112	(23,121)	—
Recovery of income tax (2)	60,249	62,228	—
Utilization of previously unrecognized tax losses	—	—	768

	(91,314)	(162,704)	(291,345)

(1)	Includes the reversal of deferred statutory profit sharing.

(2)	Represents gains recorded in 2008 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in each such year.

12.	In future filings, please disclose the basis on which the applicable tax rate is computed. Please refer to paragraph 81(c)(i) of IAS 12 for guidance. To the extent appropriate, please also provide an explanation for any changes in accordance with paragraph 81(d) of IAS 12.
R:	The Company acknowledges the Staff’s comment and confirms that, in future filings, it will include an explanation of the relationship between tax expense and accounting profit in either or both of the forms indicated in paragraph 81(c) of IAS 12 and, if appropriate, an explanation on any changes in the applicable tax rate(s) in accordance with paragraph 81(d) of IAS 12.
13.	In future filings, please separately disclose the amount of cash on hand and balances with banks separately from the different components of cash equivalents. Please refer to paragraph 45 of IAS 7.
R:	The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will disclose the components of cash on hand balances with banks separately from the different components of cash.
14.	In future filings, please disclose the amount of cash and cash equivalents that are not available for use by the group. Otherwise, please disclose that there are no restrictions on the use of cash and cash equivalents. Please refer to paragraph 48 of IAS 7 for guidance.
R:	The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will disclose the amount of cash or cash equivalents that are not available for use by the group, or disclose that there are no restrictions on use of cash and cash equivalents.
15.	In future filings, please provide investors with an explanation for the reversals in the obsolescence allowance during fiscal years 2009 and 2008. Please refer to paragraph 36(g) of IAS 2 for guidance. Please provide us with the disclosure you intend to include in future filings.
R:	The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will provide an explanation for the reversals in the obsolescence allowance.
The following is the disclosure about reversals in the obsolescence allowance that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
“The world financial crisis that took place in 2008 and part of 2009 had a severe negative impact on the volume of international steel trade, thus reducing the rotation of the Company’s stock. Accordingly, the Company recorded a provision for slow-moving inventory to cover for expected losses. As certain inventory items covered by the obsolescence allowance were subsequently sold, the Company reversed a portion of such allowance.”

16.	Please confirm to us that you do not have any material unrecognized deferred tax assets. Otherwise, please confirm that you will provide the disclosures required by paragraph 81 (e) of IAS 12 in future filings.
R:	In response to the Staff’s comment, the Company advises the Staff that as of December 31, 2009, it did not have any material unrecognized deferred tax assets. If appropriate, the Company will provide the disclosures required by paragraph 81 (e) of IAS 12 in future filings.
17.	In future filings, please disclose the following for your interest rate contracts and your foreign exchange contracts that are considered cash flow hedging instruments in accordance with IAS 39 to allow investors to better understand how these hedging instruments are impacting the consolidated financial statements:
•	The gross amount recognized in other comprehensive income for the change in fair value.
•	The gross amount reclassified from other comprehensive income to profit or loss in the consolidated income statements.
•	The gross amount remaining in accumulated other comprehensive income, including an understanding as to when you expect the remaining amounts to be reclassified to profit or loss in the consolidated income statements. For example, we note that you disclosed that USD 46.7 million is in accumulated other comprehensive income for your interest rate contracts. However, it is unclear whether this is profit or a loss and when you expect this amount to be reclassified to the consolidated income statements.
Please refer to paragraph 23 of IFRS 7 for guidance. Please provide us with the disclosures you intend to include in future filings.
R:	The Company respectfully directs the Staff’s attention note 31(a) on page 50, which includes all the required disclosures, other than expected timing for the reclassification to profit or loss of the amounts remaining in “other comprehensive income.”
The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
On June 18, 2008, Ternium Mexico entered into four knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements are due in July 2012. As of December 31, 2009, these contracts were accounted for as cash flow hedges. As of December 31, 2009, the outstanding balance of the pre-tax reserve recorded in other comprehensive income is a USD 46.7 million loss, which is expected to be reclassified to the income statements as follows: USD 20.6 million in 2010, USD 21.0 million in 2011 and USD 5.1 million in 2012”.

18.	We note your disclosure that the ultimate resolution of existing litigation will not have a material impact to your consolidated financial position or results of operations. In future filings please expand your conclusion regarding materiality as it also relates to your liquidity. To the extent that the ultimate resolutions could have a material impact on your liquidity, please revise your disclosures for each provision to state the amount or range by which your consolidated financial statements could be impacted above the amount of provision recognized, if any. Please refer to paragraph 86 of IAS 37 for guidance.
R:	The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will disclose whether the resolution of pending litigation will have a material impact on its liquidity, in addition to its financial position and results of operations.
19.	In future filings, please expand your disclosure of Siderar’s raw material purchase agreements to disclose how you have accounted for the purchases of certain raw materials at prices that exceed current market conditions by USD 66.3 million. Please provide us with the disclosures you intend to include in future filings.
R:	In response to the Staff’s comment, the Company informs the Staff that purchases of raw materials at prices that exceed current market conditions are only given accounting recognition when delivery from suppliers takes place. In other words, the Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production costs. The impact of these purchases in the income statement is recorded through the “cost of sales” line item when finished goods are sold.
The following is the disclosure that the Company would have provided in the Form 20-F in this respect and that it proposes to be the basis for disclosure in future filings:
(c) Given the financial crisis initiated in 2008 and following global steel industry trends, Siderar entered into several renegotiation processes regarding the main provisions under which the Company had assumed fixed commitments for the purchase of raw materials. The parties have agreed the conditions for the supply of raw materials for the next three years. Under the new agreements, Siderar undertook commitments for a total amount of USD 422.6 million, which include purchases of certain raw materials at prices that are USD 66.3 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.”
20.	In future filings, please explain to investors what the $ 136 million “gain” recognized in the interest income — Sidor financial asset line item of the consolidated income statements represents. Please provide us with the disclosures you intend to include in future filings, which should explain how you calculated the $136 million gain and how you determined a 14.36% annual discount rate is appropriate.
R:	The Company acknowledges the Staff’s comment and will expand the disclosures in footnote 29 to further explain what the USD 136 million gain recognized in the “interest income — Sidor financial asset” line item of the consolidated income statements represents and how the Company determined a 14.36% annual discount rate.
The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated the 14.36% annual discount rate on the basis of the yield of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.

At December 31, 2009, the Company recorded a net gain, for accounting purposes, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, for accounting purposes, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 136.0 million included in “Interest income — Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
21.	In future filings, please also disclose key management personnel compensation by the categories listed in paragraph 16 of IAS 24.
R:	The Company acknowledges the Staff s comment and in future filings will disclose key management personnel compensation by the categories listed in paragraph 16 of IAS 24.
* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,
/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Tracey Houser Jeanne Baker
(Securities and Exchange Commission)
Daniel López Lado
(PricewaterhouseCoopers)
Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)
Robert S. Risoleo
(Sullivan & Cromwell LLP)